[redacted]

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SEC Mail Processing Section

FEB 26 2010

Washington, DC 105

SECU 10026023 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 23406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE

(No. and Street)

Grand Rapids	MI	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC

(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave, Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/5/2010

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Lee Ann Bowen
Notary Public

LEE ANN BOWEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF IONIA
MY COMMISSION EXPIRES Feb 8, 2011
ACTING IN COUNTY OF Kent

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Members and Board of Directors
Centennial Securities Company, LLC

We have audited the accompanying statement of financial condition of Centennial Securities Company, LLC as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centennial Securities Company, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner Costerisan P.C.

February 9, 2010

CENTENNIAL SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents:	$ 700,571
Receivables:	
Clearing organization	120,555
Commissions	100,000
Employees	40,206
Related party	60,000
Deposit with clearing organization	50,082
Prepaid expenses	72,740
Property and equipment, less accumulated depreciation	45,369
TOTAL ASSETS	$ 1,189,523

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 94,916
Accrued compensation and other expenses	195,121
Note payable	16,945
Deferred revenue	102,667
Subordinated borrowings	50,000
TOTAL LIABILITIES	459,649
MEMBERS' EQUITY	729,874
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,189,523

See notes to financial statements.

CENTENNIAL SECURITIES COMPANY, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 4,303,367
Net dealer inventory and investment gains	392,394
Handling/ticket fees	82,620
Interest and dividends	39,336
Other	38,142
Total revenues	4,855,859
EXPENSES:	
Broker commissions	2,555,324
Clearing fees	191,425
Administrative salaries and benefits	977,126
Occupancy	342,195
Advertising and promotion	180,353
Communications	158,416
Computer	56,125
Interest	15,885
Legal and professional fees	53,291
Regulatory fees	54,271
Outside services	23,715
Insurance	19,323
Other	55,397
Total expenses	4,682,846
Income before Michigan business tax	173,013
Michigan business tax	58,213
NET INCOME	$ 114,800

See notes to financial statements.

CENTENNIAL SECURITIES COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

BALANCE, January 1, 2009	$	630,792
ADD (DEDUCT):		
Issuance of membership units		42,907
Distributions		(58,625)
Net income		114,800
MEMBERS' EQUITY, December 31, 2009	$	729,874

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings at January 1, 2009	$	100,000
Conversion to unsubordinated note payable		(50,000)
Subordinated borrowings at December 31, 2009	$	50,000

See notes to financial statements.

CENTENNIAL SECURITIES COMPANY, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 114,800
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	38,547
Receivables	45,501
Deposit with clearing organization	(13)
Prepaid expenses	385
Deferred revenue	102,667
Accounts payable	(14,338)
Accrued compensation and other expenses	29,229
Total adjustments	201,978
Net cash provided by operating activities	316,778
Cash flows used in investing activities:	
Purchases of property and equipment	(9,813)
Cash flows from financing activities:	
Repayment of note payable	(49,281)
Distributions	(58,625)
Issuance of membership units	42,907
Net cash used by financing activities	(64,999)
NET INCREASE IN CASH AND CASH EQUIVALENTS	241,966
CASH AND CASH EQUIVALENTS:	
Beginning of year	458,605
End of year	$ 700,571
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 15,885

See notes to financial statements.

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income is recorded on a trade date basis and normally settled within 30 days.

Property, equipment and depreciation - Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment.

Leasehold improvements	5 - 7 years
Furniture and equipment	3 - 5 years

Income taxes - Centennial Securities Company, LLC is a limited liability company and has elected under the Internal Revenue Code to be treated as an S corporation. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders and members are liable for any income taxes due on their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements. The Company incurs state income taxes and the financial statements include a provision for the current Michigan Business Tax amounting to $58,213.

Advertising - The Company expenses advertising costs as incurred.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, LLC (the "Company") is a securities broker-dealer and is registered with the Securities Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

The Company deposits its cash with financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions.

NOTE 3 - PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment consists of the following at December 31, 2009:

Leasehold improvements	$ 56,857
Furniture and equipment	297,870
	354,727
Less accumulated depreciation	309,358
Net property and equipment	$ 45,369
Depreciation expense	$ 38,547

NOTE 4 - DEBT

The Company has available a $250,000 line of credit with interest charged at the bank's prime rate (3.25% at December 31, 2009) plus 0.75%. There were no borrowings outstanding at December 31, 2009. The agreement expires June 30, 2010.

The Company has a note payable outstanding for the repurchase of a membership interest in the amount of $16,945 due in monthly installments of $4,280 including interest at 5% and maturing April, 2010.

NOTE 5 - SUBORDINATED BORROWINGS

The Company has an outstanding subordinated note payable for the repurchase of a membership interest in the amount of $50,000. Interest is paid at 5%. Repayment of the note is subject to certain conditions including the maintenance of net capital levels and prior written approval from FINRA.

NOTE 6 - LEASES

The Company leases office space from a business related through common ownership under a non-cancelable operating lease that expires in 2010. Net rental expense under this agreement was $175,584 in 2009. The Company also leases additional office space from an outside party that expires in December 2010. Net rental expense under this agreement was $64,203 in 2009 The Company leases additional office space from an outside party under a month to month operating lease. Net rental expense under this agreement was $6,370 in 2009.

The Company leases certain equipment under a non-cancelable operating leases which expire at dates ranging between 2008 and 2009. Net rental expense under these agreements was $22,399 in 2009.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases as of December 31:

2009	$ 179,320

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had regulatory net capital of $411,059 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was .80 to 1.

NOTE 8 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of gross compensation up to a maximum determined by the Internal Revenue Code. Company contributions to the plan are discretionary and determined by the Board of Directors. The Company contributed approximately $33,000 to the plan for 2009.

NOTE 9 - CONTINGENCY

In the normal course of business, the Company is subject to routine customer complaints. Currently the company is in the process of defending against a claim filed in August 2009. The claim seeks to recover market related losses of roughly $100,000. The company believes that the claim is without merit and is vigorously defending on the grounds that among other factors, trading in the account was in accordance with investor instructions. However due to uncertainty in the early stages of any litigation process, at the date of these financial statements, the Company is unable to determine whether a loss is probable or remote.

NOTE 10 - MEMBERSHIP UNIT REPURCHASE AGREEMENT

The Members and the Company have the option to purchase any units offered for sale by members.

In the event of the death, disability, retirement, or termination of a member the remaining members have the option to purchase the units. The Company is obligated to repurchase any units not purchased by the remaining members. The purchase price under this provision is the amount agreed to periodically by the members. For 2009, the buyback provision was 110% of net book value.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

SUPPLEMENTARY INFORMATION

CENTENNIAL SECURITIES COMPANY, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL:		
Total members' equity		$ 729,874
Subordinated borrowings allowable in computation of net capital		50,000
Total capital and allowable subordinated borrowings		779,874
Deductions and/or charges:		
Non-allowable assets:		
Petty cash	$ 500	
Commissions receivable, net of trail commissions payable	50,000	
Employee receivables	40,206	
Related party receivables	60,000	
Property and equipment	45,369	
Prepaid expenses	72,740	268,815
Net capital before haircuts on securities positions		511,059
Haircuts on securities		-
Trading and investment securities		-
Net capital		$ 511,059
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 94,916
Accrued compensation and related expenses		195,121
Deferred revenue		102,667
Note payable to member		16,945
Total aggregate indebtedness		$ 409,649
Computation of basic net capital requirement:		
Minimum net capital required (Aggregate indebtedness $409,649 x 6 2/3%)		$ 27,310
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of the two above amounts)		$ 100,000
Excess net capital		$ 411,059
Ratio of aggregate indebtedness to net capital		.80:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Centennial Securities Company, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Centennial Securities Company, LLC (the Company), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 9, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Manar Coleman P.C.

February 9, 2010

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Centennial Securities Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Centennial Securities Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Centennial Securities Company, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Centennial Securities Company, LLC's management is responsible for the Centennial Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (none) to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan P.C.

February 9, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023406 FINRA DEC
CENTENNIAL SECURITIES COMPANY LLC 13*13
PO BOX 6217
GRAND RAPIDS MI 49516-6217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Randy Hansen

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5002

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1039)
1/16/09 + 7/15/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3963

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3963

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,963

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Centennial Securities Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of January, 2010.

Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,624,575
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,360,550
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	97,580
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	153,831
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,617	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 109	
Enter the greater of line (i) or (ii)	11,617
Total deductions	1,623,578
2d. SIPC Net Operating Revenues	$ 2,000,997
2e. General Assessment @ .0025	$ 5,002

(to page 1 but not less than $150 minimum)

CENTENNIAL SECURITIES COMPANY, LLC

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission and
agreed upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2009

CONTENTS